

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Richard E. Baltz
Arnold & Porter, LLP
555 Twelfth Street NW
Washington, DC 20004-1202

> Re: **Global Income Trust, Inc.**
>   **Schedule 14D-9 filed November 22, 2013**
>   **File No. 5-87701**

Dear Mr. Baltz:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the filings listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 filed November 22, 2013

Reasons for the Recommendation, page 4

1. Refer to the third bullet point on page 4. In support of the Company's recommendation to reject the Offer, you assert that it is subject to a number of conditions "some of which provide the Bidder with the sole discretion to determine whether the conditions have been met, such as the Bidders' determination as to whether there has been any change or development that has a material adverse effect with respect to either the value of the Company or the value of the Shares to the Bidders." However, the language in Section 13. Conditions of the Offer section of the Bidder's Offer to Purchase appears to include a more objective "reasonableness standard." See Section 13(a) of the Offer to Purchase, which states that a material adverse effect for purposes will be determined "in the

reasonable judgment of the Purchasers." In light of this qualifier, which appears several times throughout the Conditions section, please explain your assertion or revise it in the Schedule 14D-9.

2. Refer to the last sentence in the same (third) bullet point on page 4 of the Schedule 14D-9. In that sentence, you note that "[t]he Board also noted that an amendment or termination of the Offer can occur with less than a day's notice to stockholders." This is cited as a reason for the Board's recommendation that shareholders reject the Offer. Please revise to note that if the Offer terms are amended, the Offer would have to be extended to allow shareholders time to learn of and react to the change, unless sufficient time existed in the Offer such that an extension would not be necessary. In addition, revise to note that the Offer could be terminated only upon the occurrence or "failure" of one of the listed Offer conditions described in the Offer to Purchase.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions